Exhibit 99.1

GLOBAL MED TECHNOLOGIES® ANNOUNCES THIRD
QUARTER AND FIRST NINE MONTHS RESULTS
First Nine Months Revenues are Record High, $23.68 Million
Record Q3 Net Income of $1.10 million* and Revenues of $7.26 million
DENVER, CO — November 11, 2009 — Global Med Technologies®, Inc. (“Global Med” or the “Company”) (OTCBB:GLOB), an international healthcare information technology company, today reported its operating results for the three and nine months ended September 30, 2009.
Global Med reported record net income of $1.10 million* (*Reflects the reversal of a $1.004 million legal accrual. Without the reversal of the legal accrual during the three and nine months ended September 30, 2009, the Company’s results would have been materially different.), or earnings of $0.03 per basic common share, for the three months ended September 30, 2009 compared to a net loss of $228 thousand, or a loss of $0.01 per basic common share for the comparable period in 2008. This represents a $1.33 million increase in net income for the third quarter of 2009 when compared with the comparable period in 2008. In the third quarter of 2009, operating income improved to $1.12 million from a $118 thousand loss during the comparable 2008 period.
For the first nine months of 2009, the Company’s revenues increased to $23.68 million or a 45% increase over the $16.38 million in revenues recognized during the comparable period in 2008. The Company’s third quarter revenues increased to $7.26 million representing a 5% increase from the $6.94 million in the comparable period in 2008.
While the Company’s acquisitions of Inlog and eDonor in 2008 were the primary drivers of revenue growth for the three and nine months ended September 30, 2009, the Company’s organic business also experienced revenue growth during these periods when compared with the comparable periods during 2008.
For the nine months ended September 30, 2009, income from operations improved to $2.80 million from $840 thousand for the comparable period during 2008. The Company’s net income for the first nine months of 2009 was $1.70 million, or $0.05 per basic common share outstanding, versus $284 thousand, or $0.01 per basic common share, for the comparable period during 2008.
Global Med’s cash flow from operations for the first nine months of 2009 was $3.87 million, a more than 248% increase over the $1.11 million recorded for the first nine months of 2008.

Recurring annual maintenance revenues for the quarter were running at an annualized rate of approximately $17 million. Based on the Company’s backlog as of September 30, 2009, the Company’s annual recurring revenues, when all contracted customer sites are implemented, would be nearly $19.1 million**, an increase of 18% over the comparable period in 2008. The Company’s backlog of unrecognized software license fees and implementation fees as of September 30, 2009 was approximately $8.6 million, an increase of 23% over the comparable period in 2008.

**	Includes recurring revenues from the Hemo-Net acquisition that was completed on November 3, 2009.
Third Quarter 2009 Business Developments and Announcements:
•	The Company’s Inlog subsidiary licensed its EdgeCell cellular therapy software and EdgeLab/HLA laboratory information management software for human leukocyte antigen matching (marketed as “Labo Serveur” in France) to Héma-Québec, the official blood supplier for Quebec, Canada.

•	A binding letter of intent to market verIDhemos, a breakthrough transfusion safety RFID product, was signed with verIDentia SL of Spain.

•	Global Med’s Wyndgate division, together with one of its major channel partners, licensed its ElDorado Donor, Donor Doc and eDonor solutions to a major East Coast pediatric hospital.
Mick Ruxin, M.D., Chairman and CEO of Global Med Technologies, Inc., commenting on today’s announcement stated, “The Company continues to increase revenue and profits in spite of the difficult economic climate. Although we continue to experience a longer sales cycle in the United States, we are pleased that our organic business revenues have continued to grow. In addition, we have seen a 23% increase in our Company’s backlog from the comparable quarter during 2008. Our Inlog and eDonor acquisitions are providing us with a number of cross-selling opportunities that have already begun to yield benefits, and we expect that trend to continue.”
Thomas F. Marcinek, the Company’s President and COO, stated, “Global Med continues to remain profitable in spite of difficult economic times. In addition, we recently signed a letter of intent (“LOI”) with VerIDentia SL to exclusively sell their verIDhemos transfusion safety system. VerIDentia’s product, VerIDhemos, is comprised of an RFID patient wristband with barcodes, a locked security container imbedded with electronic circuit boards containing microprocessors and memory, and a software system that is planned to be integrated with SafeTrace Tx®, Wyndgate’s hospital transfusion system, and EdgeTrack, Inlog’s hospital transfusion system. The verIDhemos system is the link that will close Global Med’s Vein-to-Vein® loop. The LOI with VerIDentia has provided us with exclusive marketing rights in North America, Japan, Brazil, most of Europe, the Middle East and Asia. Although it is not currently available for sale in the U.S., Global Med will be seeking FDA clearance to market the verIDhemos product in 2010. We believe our relationship with VerIDentia will provide us with opportunities for additional sales to our existing customer base and elsewhere.”
The Company will host a conference call today at 11:00 a.m. Eastern. Mick Ruxin, M.D., Chairman and CEO, Tom Marcinek, President and COO, and Darren Craig, Acting CFO, will discuss the third quarter financial results and will be available to answer questions. Interested parties are welcome to call the following telephone numbers five minutes prior to the start of the conference call. Callers within the US should call: 1-866-394-9731. Callers that are outside of the U.S. should call: 1-706-643-7541. Callers should reference “Global Med Third Quarter Financial Results” to the conference call operator. The conference call ID number will be: 40197655.
Internet access to the call will be available on the Company’s web site at www.globalmedtech.com. The webcast replay will be available until Friday, November 13, 2009.

An automated replay of the conference call will be available from Wednesday, November 11, 2009 at 2:00 p.m. EDT until Friday, November 13, 2009 at 11:59 p.m. EDT. To access the replay, callers within the US should call: 1-800-642-1687. Callers outside of the US should call: 1-706-645-9291 and enter Global Med’s access code of 40197655.
The following tables provide information related to the Company’s operations for the three and nine months ended September 30, 2009 and 2008:
GLOBAL MED TECHNOLOGIES, INC. (OTC Bulletin Board: GLOB.OB)
Selected Operating Results (Unaudited)
Three Months Ended September 30,
In (000s) Except Per Share Information

	2009*	2008
Revenues	$7,257	$6,940
Cost of revenues	2,812	2,759
Operating expenses, exclusive of legal accrual reversal	4,325	4,299
Legal accrual reversal	(1,004)	—
Income from operations	$1,124	(118)
Other income (expense), net	(164)	(164)
Income tax benefit	143	54
Net income (loss)	$1,103	$(228)
Income per share:
Basic	$0.03	$(0.01)
Diluted	$0.02	$(0.01)
EBITDA	$1,496	$230

Weighted-average shares outstanding:
Basic	35,891	30,754
Diluted	45,532	30,754

Selected Operating Results (Unaudited)
Nine Months Ended September 30,
In (000s) Except Per Share Information

	2009*	2008
Revenues	$23,675	$16,378
Cost of revenues	9,018	6,177
Operating expenses, exclusive of legal accrual reversal	12,859	9,361
Legal accrual reversal	(1,004)	—
Income from operations	2,802	840
Other income (expense), net	(542)	(126)
Income taxes	(563)	(430)
Net income	$1,697	$284
EBITDA	3,845	1,302

Income per share:
Basic	$0.05	$0.01
Diluted	$0.04	$0.01
Weighted-average shares outstanding:
Basic	34,775	28,546
Diluted	44,415	46,898
Reconciliation of Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) to net income (loss) in (000s):

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
EBITDA	$1,496	$230	$3845	$1,302
Other income (expenses), net	(164)	(164)	(542)	(126)
Income tax benefit (expense)	143	54	(563)	(430)
Depreciation and amortization	(372)	(348)	(1,043)	(462)
Net income	$1,103	$(228)	$1,697	$284

GLOBAL MED TECHNOLOGIES, INC. (OTC Bulletin Board: GLOB.OB)
Selected Cash Flow Information (Unaudited)
Nine Months Ended September 30,
In (000s)

	2009	2008
Cash flows provided by (used in):
Operations	$3,872	$1,114
Investing activities	(367)	(9,879)
Financing activities	(1,552)	8,652
Effect of exchange rates on cash	45	(116)
Net increase (decrease) in cash	1,998	(229)
Cash, beginning of period	4,472	6,748
Cash, end of period	$6,470	$6,519
Selected Balance Sheet Information
In (000s)

	September 30,	December 31,
	2009	2008
	(Unaudited)
Cash, cash equivalents and marketable securities	$6,799	$4,660
Other current assets	6,457	9,566
Current assets	13,256	14,226
PP&E	1,249	1,385
Intangible assets	13,959	14,081
Other long-term assets	88	92
Total assets	$28,552	$29,784

Accounts payable, accrued expenses and other current liabilities	$7,078	$6,759
Deferred revenue	4,761	6,361
Current portion of long-term debt	2,370	2,335
Total current liabilities	$14,209	15,455
Long-term debt	5,976	7,853
Other long-term liabilities	73	1,065
Total liabilities	20,258	24,373

Total stockholders’ equity	8,294	5,411
Total liabilities and stockholders’ equity	$28,552	$29,784

About Global Med Technologies®, Inc.
Global Med Technologies, Inc. is an international healthcare information technology company which develops regulated and non-regulated products and services for the healthcare industry. As a leading provider of blood and laboratory systems and services, Global Med’s products are deployed in 20 countries and serve over 2,100 transfusion centers, blood banks and laboratory sites.
Global Med’s domestic companies are Wyndgate Technologies®, a leader in software products and services for donor centers and hospital transfusion services; eDonor®, which offers web-based donor relationship management systems; Hemo-Net®, a healthcare application service provider; and PeopleMed®, Inc., which implements cost-effective software validation, consulting and compliance solutions to hospitals and donor centers.
Global Med’s European subsidiary, Inlog, SA, is a leading developer of donor center and transfusion management systems as well as cellular therapy software, laboratory information systems and quality assurance medical software systems internationally.
For more information about Global Med’s products and services, please call 800-996-3428 or visit www.globalmedtech.com.
This news release may include statements that constitute forward-looking statements, usually containing the words “believe,” “estimate,” “project,” “expects” or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this news release.

Company Contact:	Investor Contact:
Global Med Technologies, Inc.	Attn: Investor Relations
Michael I. Ruxin, M.D.	Jeffrey Benison
(303) 238-2000	(212) 334-8709
Email: jeffrey@littlegems.us